Exhibit 99.1

Execution Version

DATED April 23, 2024

CENTOGENE GMBH

And

PHARMACEUTICAL INVESTMENT COMPANY

__________________________________________________________

KSA RECEIVABLES TRANSFER AGREEMENT

__________________________________________________________

Al-Tatweer Towers, 7th Floor, Tower 1

King Fahad Highway

P.O. Box 17411

Riyadh 11484, Saudi Arabia

www.lw.com

Execution Version of the KSA Receivables Transfer Agreement between Centogene GMBH and
Pharmaceutical Investment Company

i

THIS KSA RECEIVABLES TRANSFER AGREEMENT (the “Agreement”) is made on April 23, 2024,

BETWEEN

(1)	CENTOGENE GMBH, a limited liability company incorporated under the laws of Germany, having its registered office at Am Strande 7, 18055 Rostock, Germany, and registered with the commercial register at the local court of Rostock under registration no. HRB 14967, (“Centogene”); and

(2)	PHARMACEUTICAL INVESTMENT COMPANY, a closed joint stock company incorporated pursuant to the laws of the Kingdom of Saudi Arabia, with commercial registration number 1010698585, having its registered address located at Alra’idah Digital City, Building MU04, Al Nakhil District, P.O. Box 6847, Riyadh 11452, KSA (“PIC”);

each a “Party” and together the “Parties”.

WHEREAS:

(A)	PIC and Centogene’s parent company, Centogene N.V., a public company (naamloze vennootschap) organized under the laws of the Kingdom of the Netherlands and registered with the Chamber of Commerce (Kamer van Koophandel) under registration number 72822872, having its head office address at Am Strande 7, 18055 Rostock, Germany (“NV”), have entered into a Loan Agreement dated October 26, 2023 (the “Loan Agreement”) under which PIC extended to NV a $30.0 million U.S. Dollars loan (the “Loan”).

(B)	On the date hereof PIC and NV have agreed a term sheet setting out certain amendments to the Loan Agreement and other ancillary agreements (the “Loan Amendments”).

(C)	In consideration of the Loan Amendment and at the request of Centogene, PIC has agreed to acquire and Centogene has agreed to transfer to PIC, from time to time, all of its respective right, title, benefit and interest in, to and under all amounts receivable under the KSA Agreements as further described in Schedule 1 (the “KSA Receivable”) and their Related Rights (as defined below) now existing or hereafter originated.

(D)	The Parties wish to transfer the KSA Receivables and Related Rights as described in Recital (C) in accordance with the terms, and subject to the conditions, set out in this Agreement.

(E)	It is the intention of the Parties that the transfer of KSA Receivables and Related Rights in accordance with this Agreement is intended to constitute an absolute transfer of the KSA Receivables and Related Rights from Centogene to PIC, without recourse to Centogene, with the full benefits of ownership of the KSA Receivables and Related Rights to vest in PIC absolutely.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

Definitions and Interpretation

1.1	In this Agreement:

“Business Day” means a day (other than a Friday, Saturday or Sunday) which is a day for trading by and between banks in deposits denominated in the relevant currency in Frankfort and Riyadh;

“Closing Date” means the date on which all Conditions Precedent are confirmed to have been satisfied or otherwise waived by PIC in accordance with this Agreement;

“Collections” means, in respect of any KSA Receivable as follows:

(a)	all cash collections and other cash proceeds of the KSA Receivable in respect of the relevant KSA Agreement, including, without limitation, all finance charges (if any), all VAT (if any) and cash proceeds of any Related Rights;

(b)	any proceeds received by Centogene from insurance policies; and

(c)	any cash collections and proceeds received as recoveries in respect of defaulted KSA Receivables, including where collected via a debt collection agency;

“Commercial Court” means the Commercial Court and any renamed or successor dispute-settlement forum at any time serving as the commercial court system of the Kingdom of Saudi Arabia;

“Dilution” means, in respect of any KSA Receivable, an amount equal to:

(a)	any payment, rebate, discount, or price or quantity adjustment of that KSA Receivable which has arisen due to:

(i)	defective, rejected or returned goods or services or otherwise to any failure by Centogene to perform under any related KSA Agreement;

(ii)	any change in the terms of, or cancellation of, a KSA Agreement or any rebate, administrative fee, discount, refund, non-cash payment, chargeback, allowance or any billing or other adjustment by Centogene; or

(b)	any set-off or off-set in respect of a claim by any person (whether such claim arises out of the same or a related transaction or an unrelated transaction); and

(c)	any set-off or off-set, withholding, defence or counterclaim, made by the relevant KSA Obligor with respect to the KSA Receivable (whether such claim arises out of the same or a related or unrelated transaction);

“Dispute” has the meaning given to it in Clause 10.2;

Execution Version of the KSA Receivables Transfer Agreement between Centogene GMBH and
Pharmaceutical Investment Company

“Insolvency Event” means, with respect to a person, that person:

(a)	is dissolved (other than pursuant to a solvent consolidation, reorganisation amalgamation or merger);

(b)	becomes insolvent, including pursuant to sec. 17, 18 and/or 19 of the German Insolvency Code (Insolvenzordnung), or is otherwise or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;

(c)	makes a general assignment, arrangement or composition with or for the benefit of its creditors (other than pursuant to a solvent consolidation, reorganisation, amalgamation or merger);

(d)	institutes or has instituted against it, by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organisation or the jurisdiction of its head or home office, a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar official;

(e)	has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition is instituted or presented by a person or entity not described in paragraph (e) above and: (i) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation; or (ii) is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof;

(f)	has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a solvent consolidation, amalgamation or merger);

(g)	seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets (other than, for so long as it is required by law or regulation not to be publicly disclosed, any such appointment which is to be made, or is made, by a person or entity described in paragraph (e) above);

(h)	has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 days thereafter;

Execution Version of the KSA Receivables Transfer Agreement between Centogene GMBH and
Pharmaceutical Investment Company

(i)	causes or is subject to any event with respect to it, which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in paragraphs (a) to (i) above; or

(j)	takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts.

“KSA Agreement” means the agreements set out in Schedule 2 (KSA Agreements).

“KSA Obligor” means a counterparty to a KSA Agreement, including any distributor.

“Material Adverse Effect” means any change, event, effect, state of facts or occurrence arising after the date of this Agreement that, individually or in the aggregate with any other change, event, effect, state of facts, or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the assets, liabilities, results of operations, financial condition or business of NV and its subsidiaries taken as a whole, or (b) the ability of NV or Centogene to perform its obligations under this Agreement, in each case excluding any effect resulting from any failure, in it of itself, by NV to maintain compliance with the minimum bid price, minimum stockholders’ equity or minimum market value of publicly-held securities requirement of The Nasdaq Stock Market LLC or any resulting de-listing of the shares of NV (it being understood that the facts or causes underlying or contributing to such failure, including, without limitation, any decline in stockholders’ equity, maybe considered in determining whether a Material Adverse Change has occurred unless otherwise excluded pursuant to any of the other clauses of this definition);

“Oxford Loan” means the Loan and Security Agreement, dated as of January 31, 2022 among NV, certain subsidiaries of NV, Oxford Finance LLC and the Lenders party thereto from time to time, as amended, supplemented, restated, renewed, replaced, refinanced or extended from time to time;

“Related Rights” means, in respect of any KSA Receivable:

(a)	all deposits, guarantees, rights under any insurance policy written for the benefit of Centogene, indemnities, warranties and other agreements or arrangements of whatever character from time to time supporting or securing payment of that KSA Receivable, to the extent transferable in accordance with their terms and under applicable law;

(b)	all rights to receive and obtain payment under a KSA Agreement relating to the relevant KSA Receivable (including, without limitation, any right to demand, sue for, recover, receive and give receipts for payment of any amount or any other right to enforce against the relevant KSA Obligor in so far as it relates to the KSA Receivable);

(c)	any contractual rights Centogene may have to enforce, or giving rise to a cause of action in respect of, any KSA Receivable, which may exist as at the origination date of the relevant KSA Agreement or at any time in the future; and

Execution Version of the KSA Receivables Transfer Agreement between Centogene GMBH and
Pharmaceutical Investment Company

(d)	all proceeds (including, any Collections), however arising, of the payment or repayment, sale or other disposal (including for debt management purposes) or enforcement of, or dealing with, decree or judgment relating to the KSA Receivable and any pledge, retention of title or other security for its payment.

“Restricted Uses” means any of the following:

(a)	the declaration, making or payment of any dividend;

(b)	the distribution, repurchase, repayment, redemption or return of any share capital or loan stock;

(c)	the payment of any sum to, or entering into any transaction with any directors, officers or employees of Centogene or NV unless disclosed in writing to PIC prior to the date hereof and PIC has consented to the same;

(d)	the payment of any bonuses or other incentives to any employee, former employee, or to any other person unless disclosed in writing to PIC prior to the date hereof and PIC has consented to the same;

(e)	the upward revision of the terms of remuneration of any employee otherwise than in accordance with past practice;

(f)	the making of any gift or other gratuitous payment with an aggregate value above SAR 25,000;

(g)	any other expenditures not in the ordinary course of business;

(l)	the making of or entering into of any agreement or arrangement relating to any of the foregoing matters; and

“SCCA” has the meaning given to it in Clause 10.2.

Third Party Rights

1.2	No person shall have rights to enforce any of the terms of this Agreement unless it is a party to this Agreement.

Satisfaction of Conditions Precedent

1.3	This Agreement will come into effect on the Closing Date upon confirmation by PIC that the following conditions precedent (the “Closing Conditions Precedent”) have been satisfied or waived by PIC:

(a)	In respect of Centogene and NV:

(i)	a solvency certificate or equivalent declaration as at the date hereof; and

(ii)	certified copies of:

Execution Version of the KSA Receivables Transfer Agreement between Centogene GMBH and
Pharmaceutical Investment Company

(A)	the KSA Agreements and related purchase orders, invoices, and evidence of completion of services and all other documentations related to the KSA Receivables;

(B)	the NV audited unqualified consolidated annual accounts for 2023 (20--F);

(iii)	Executed resolutions in respect of this Agreement and the transactions contemplated thereby together with a copy of the internal approval provided by the supervisory and management boards of directors (or, if applicable, the shareholders):

(A)	approving the terms of, and the transactions contemplated by, this Agreement and resolving that it executes this Agreement;

(B)	authorising a specified person or persons to execute this Agreement to on its behalf; and NV and any unaudited financial statements produced subsequently.

(b)	NV shall have received the consent under the Oxford Loan to the transactions contemplated by this Agreement and the Loan Amendments which shall be in full force and effect and in form and substance reasonably satisfactory to PIC;

(c)	Centogene shall have provided written notice, in form and substance acceptable to PIC, with each KSA Obligor and Centogene’s distributor in KSA, Saudi Ajal, to irrevocably authorize and instruct it (and obtain its written acknowledgement) to transfer all future collections of the purchased KSA Receivables directly to the bank account indicated by PIC, and providing that PIC shall have the exclusive right to take enforcement action in respect of any non-payment of any purchased KSA Receivable;

(d)	execution of the definitive documents relating to Loan Amendments;

(e)	no event shall have occurred which would cause, or be reasonably likely to cause, any Material Adverse Effect to occur on or prior to the Closing Date; and

(f)	Centogene shall have obtained all authorizations from any applicable governmental entity and all consents of other persons, in each case that are necessary or advisable in connection with the transactions contemplated by this Agreement and each of the foregoing shall be in full force and effect and in form and substance reasonably satisfactory to PIC;

1.4	PIC’s obligation to pay the Tranche Purchase Price on each Tranche Payment Date shall be subject to the satisfaction or waiver by PIC of the following additional conditions precedent (the “Payment Conditions Precedent”):

(a)	The relevant KSA Obligors have confirmed the following in writing with respect to the KSA Receivable being transferred on such Tranche Payment Date:

Execution Version of the KSA Receivables Transfer Agreement between Centogene GMBH and
Pharmaceutical Investment Company

(i)	the full amount of such KSA Receivable;

(ii)	that such KSA Receivables have not been repudiated or otherwise challenged by it or by any other relevant person, including hospitals receiving the services from Centogene;

(iii)	that all related services related to such KSA Receivable has been received by it or other relevant recipients, including hospitals and that Centogene has no further obligations with respect to such KSA Receivable under the relevant SA Agreements;

(b)	Centogene providing:

(i)	certified confirmation of the projected use of the proceeds of the Tranche Purchase Price which shall not include Restricted Uses,

(ii)	certified confirmation that NV has met the business plan targets set out in Schedule 3 (Business Plan Target) and related progress reports, in each case to the reasonable satisfaction of PIC;

(iii)	on a monthly basis from the date hereof a management presentations with details of P&L, Revenues, Expenses, Working Capital with Cash position, in each case to the reasonable satisfaction of PIC;

(iv)	on a weekly basis from the date hereof the cash projections for the upcoming 13 weeks, in each case to the reasonable satisfaction of PIC;

(c)	the representations, warranties and covenants of Centogene in Schedule 4 hereof are true and correct in all material respects;

(d)	Centogene shall have performed and complied in all respects with such agreements and covenants required to be performed and complied with prior to the relevant Tranche Payment Date; and

(e)	no event shall have occurred which would cause, or be reasonably likely to cause, any Material Adverse Effect or an Insolvency Event to occur on or prior to the Tranche Payment Date.

2.	TRANSFER OF KSA RECEIVABLES

Agreement to transfer KSA Receivables

2.1	In consideration of the Tranche Purchase Price and subject to the satisfaction of the Closing Conditions Precedent and Payment Conditions Precedent and in accordance with the terms and conditions set out in this Agreement, Centogene agrees to sell, assign, and transfer to PIC, and PIC agrees to the transfer of, all of Centogene’s right, title, benefit and interest, present and future, in, to and under, all KSA Receivables and Related Rights.

Execution Version of the KSA Receivables Transfer Agreement between Centogene GMBH and
Pharmaceutical Investment Company

2.2	PIC agrees to purchase each KSA Receivable for its face value of as at the date of purchase provided that the aggregate amount payable for all KSA Receivable (the “Purchase Price”) shall not exceed USD 15,000,000 and shall be paid to the bank account notified by Centogene in three tranches (each a “Tranche Purchase Price”) as follows:

(a)	up to USD 5,000,000 million (the “First Tranche Purchase Price”) on April 30, 2024, or such later date agreed by the Parties (the “First Tranche Payment Date”) with respect to the KSA Receivables Set out in Part I of Schedule 1 (the “First Tranche”) upon satisfaction of the Payment Conditions Precedent with respect to the First Tranche;

(b)	up to USD 5,000,000 million (the “Second Tranche Purchase Price”) on May 31, 2024, or such later date agreed by the Parties (the “Second Tranche Payment Date”) with respect to the KSA Receivables Set out in Part II of Schedule 1 (the “Second Tranche”) upon satisfaction of the Payment Conditions Precedent with respect to the Second Tranche;

(c)	up to USD 5,000,000 million (the “Third Tranche Purchase Price”) on June 30, 2024, or such later date agreed by the Parties (the “Third Tranche Payment Date” and together with the First Tranche Payment Date and Second Tranche Payment Date, the “Tranche Payment Date”) With respect to the KSA Receivables Set out in Part III of Schedule 1 (the “Third Tranche”) upon satisfaction of the Payment Conditions Precedent with respect to the Third Tranche.

Transfer of title to KSA Receivables

2.3	Centogene’s present and future right, title and interest in, to and under each KSA Receivable and Related Rights transferred in accordance with Clause 2.1 (Agreement to transfer KSA Receivables) is hereby transferred to PIC upon payment of the relevant Tranche Purchase Price.

2.4	Except as expressly set out in this Agreement (including in respect of Deemed Collections), PIC agrees that it bears the risk of collection and that in the event of non-payment by the relevant KSA Obligors, PIC will have no right to claim payment from Centogene and it will not seek recourse against Centogene for any unpaid amount or invoices related to the KSA Receivables.

Use of Proceeds

2.5	Centogene shall not use the proceeds of the Purchase Price for any Restricted Use.

3.	PROTECTION OF INTERESTS

3.1	Centogene hereby agrees and acknowledges that, if PIC determines that any action is necessary for the protection of its interests in the KSA Receivables, PIC shall be entitled to take any action which it reasonably considers to be necessary in order to protect, preserve or enforce PIC’s rights against the KSA Obligors in respect of KSA Receivables.

Execution Version of the KSA Receivables Transfer Agreement between Centogene GMBH and
Pharmaceutical Investment Company

3.2	Centogene undertakes that if, following notification to a KSA Obligors of the transfer of KSA Receivables owed by such KSA Obligor made in accordance with the terms of this Agreement, and such KSA Obligor contacts Centogene, it shall confirm to that KSA Obligor the transfer of the relevant KSA Receivable, that PIC is entitled to all amounts owed in respect of that KSA Receivable and that the KSA Obligor should comply with any payment instructions received from PIC.

3.3	Centogene hereby agrees and acknowledges that PIC may notify a KSA Obligor of the transfer of KSA Receivables owed by such KSA Obligor on or at any time.

3.4	Without prejudice to the transfer by Centogene of its right, title, benefit and interest, present and future, in, to and under any KSA Receivables to PIC in accordance with Clause 2 (Transfer of KSA Receivables), any notice delivered to a KSA Obligor in accordance with this Clause 3 is intended to ensure that a full legal assignment of such KSA Receivable has occurred.

4.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

Representations And Warranties Of Centogene

4.1	Centogene represents and warrants to PIC on the Closing Date and each Tranche Payment Date Date and each Monthly Payment Date on the terms set out in with reference to the facts and circumstances then subsisting and Centogene undertakes to notify PIC as soon as reasonably practicable if it becomes aware of any breach of any representation or warranty.

5.	COLLECTIONS AND PAYMENT DIRECTIONS

Payment Directions

5.1	Centogene shall instruct KSA Obligors to make all payments in respect of the KSA Receivables directly into the bank account notified by PIC.

Ownership and Application of Collections

5.2	Each of Centogene and PIC acknowledges and agrees that PIC shall, upon the transfer of any KSA Receivable and Related Rights to it in accordance with Clause 2.2, have all the rights of ownership and property in respect of that KSA Receivable and Related Rights, including but not limited to the related Collections; and

6.	REMEDIES FOR BREACH OF REPRESENTATION AND WARRANTY

Deemed Collections

6.1	If on any day:

(a)	any representation or warranty or undertaking relating to any KSA Receivable or the related KSA Agreement with a KSA Obligor as set out in Schedule 4 (Centogene Representations, Warranties and Undertakings) proves not to have been true and correct or is in material breach as at the Tranche Payment Date of the affected KSA Receivable;

Execution Version of the KSA Receivables Transfer Agreement between Centogene GMBH and
Pharmaceutical Investment Company

(b)	it proves to be the case that any KSA Receivable never existed; or

(c)	a Dilution arises in respect of any KSA Receivable which causes the aggregate of all Dilutions in respect of the KSA Receivables to exceed the amount equal to five per cent. (5%) of the Purchase Price, an amount shall be due and payable by Centogene to PIC (a “Deemed Collection”) in an amount equal to the aggregate outstanding principal balance of the affected KSA Receivable or in the case of a Dilution, an amount equal to the amount of the Dilution.

Payments in respect of Deemed Collections

6.2	If a Deemed Collection is deemed to have arisen in accordance with Clause 6.1 (Deemed Collections), Centogene shall pay to PIC on the fifth Business Day after the date on which the Deemed Collection has arisen, an amount equal to the Deemed Collection.

Remedy of Breach

6.3	The payment by Centogene in full when due of the amounts payable in respect of any KSA Receivable under Clause 6.2 (Payments in respect of Deemed Collections) will remedy any breach or default listed in Clause 6.1 (Deemed Collections) in respect of that KSA Receivable up to the amount of the Deemed Collection.

Accounting for Collections

6.4	To the extent that Centogene has made a payment to PIC in respect of a KSA Receivable in accordance with Clause 6.2 (Payments in respect of Deemed Collections) and an actual Collection is subsequently received by PIC in respect of such KSA Receivable, PIC will pay to Centogene an amount equal to the actual Collection so received in respect of that KSA Receivable.

7.	PAYMENTS TO CENTOGENE

If a KSA Obligor owing a payment obligation in respect of a KSA Receivable makes a general payment to Centogene on account both of a KSA Receivable and of any other moneys due for any reason whatsoever to Centogene and makes no apportionment between them then that payment shall be treated as though the person had appropriated the amount first, to the KSA Receivable and second, to the other amount.

8.	PARTIAL INVALIDITY

If, at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

Execution Version of the KSA Receivables Transfer Agreement between Centogene GMBH and
Pharmaceutical Investment Company

9.	GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by the laws of the Kingdom of Saudi Arabia.

10.	DISPUTE RESOLUTION

10.1	In the event of any dispute, difference, claim, controversy or question between the Parties, directly or indirectly arising at any time under, out of, in connection with or in relation to this Agreement (or the subject matter of this Agreement) or any term, condition or provision hereof, including any of the same relating to the existence, validity, interpretation, construction, performance, enforcement and termination of this Agreement (a “Dispute”), the affected Parties (the “Disputing Parties”) shall first endeavour to settle such Dispute by good faith negotiation. The Parties agree, save as otherwise agreed in writing by the Disputing Parties, that the negotiations shall not exceed fifteen (15) days from the date of the start of such negotiations.

10.2	Notwithstanding the provisions of paragraph 10.110.1 above, any Dispute arising out of, or in connection with, this Agreement shall be finally administered by the Saudi Center for Commercial Arbitration (“SCCA”) in accordance with its Arbitration Rules. The arbitration shall be conducted by an arbitration tribunal consisting of three (3) arbitrators, of whom PIC shall appoint one (1) arbitrator, Centogene shall appoint one (1) arbitrator and the SCCA shall appoint one (1) arbitrator. The arbitration shall take place in the English language and the seat shall be at the SCCA, in Riyadh, the Kingdom. Judgment for any award rendered may be entered in any court having jurisdiction or an application may be made to such court for a judicial recognition of the award or an order of enforcement thereof, as the case may be. Nothing in this clause shall preclude any Party from seeking provisional measures to secure its rights from any court having jurisdiction or where any assets of the other Party may be found. The arbitration proceedings contemplated by this clause and the content of any award rendered in connection with such proceeding shall be kept confidential by the Parties.

Execution Version of the KSA Receivables Transfer Agreement between Centogene GMBH and
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SCHEDULE 1

KSA RECEIVABLES

Execution Version of the KSA Receivables Transfer Agreement between Centogene GMBH and
Pharmaceutical Investment Company

SCHEDULE 2

KSA AGREEMENTS

Execution Version of the KSA Receivables Transfer Agreement between Centogene GMBH and
Pharmaceutical Investment Company

SCHEDULE 3

BUSINESS PLAN TARGET

Execution Version of the KSA Receivables Transfer Agreement between Centogene GMBH and
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SCHEDULE 4

CENTOGENE REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

Part 1

Corporate Representations and Warranties

The following representations and warranties are given with respect to both Centogene and NV:

1	Status:

(a)	it is duly incorporated and validly existing under the laws of its jurisdiction of incorporation; and

(b)	it has all requisite power and authority to own its property and assets and to carry on its business as now conducted and as proposed to be conducted and is qualified to do business in each jurisdiction in which it operates its business;

2	Capacity and Authority: the execution, delivery and performance by it of this Agreement and any other documents to be delivered by it in accordance herewith:

(a)	are within its corporate powers;

(b)	have been duly authorised by all necessary corporate action;

(c)	do not and shall not contravene or breach or constitute a default under or contained in:

(i)	any applicable law; or

(ii)	any document which contains or establishes its constitution; or

(iii)	any contractual restriction binding on or affecting it or its property; or

(iv)	any other contractual or legal obligation, covenant or undertaking given by it; or

(v)	any order, writ, judgment award, injunction or decree binding on or affecting it or its property, which, in each case, would be material to the performance of its obligations under this Agreement; and

(d)	do not result in or require the creation of any encumbrance upon or with respect to any KSA Receivable or any Related Rights;

Execution Version of the KSA Receivables Transfer Agreement between Centogene GMBH and
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3	Authorisation: all acts, conditions and things required to be done, fulfilled and performed by it in order:

(a)	to enable it lawfully to enter into this Agreement;

(b)	to enable it lawfully to exercise its rights under and perform and comply with the obligations expressed to be assumed by it in this Agreement;

(c)	to ensure that the obligations expressed to be assumed by it in this Agreement are legal, valid, binding and enforceable against it; and

(d)	to make this Agreement admissible in evidence in a the relevant jurisdictions, have been done, fulfilled and performed and are in full force and effect or, as the case may be, have been effected and no steps have been taken to challenge, revoke or cancel any such authorisation obtained or effected;

4	Consent and licences:

(a)	all authorisations, consents, licences, filings, approvals and permissions (each, an “Authorisation”) required to enable it to duly execute, deliver, exercise its rights under and perform its obligations under the KSA Agreements to which it is or shall be a party or any other document to be delivered by it have been (or shall prior to its entry into those documents) obtained or effected and are (or shall be) in full force and effect;

(b)	all Authorisations necessary for the conduct of its business, trade and ordinary activities have been obtained or effected and are in full force and effect; and

(c)	it has maintained in all material respects all records required to be maintained by any applicable governmental authority and that are necessary for the performance of its obligations under the KSA Agreements;

5	Compliance with laws: it has complied in all material respects with all applicable laws which are applicable and/or binding on it and that are necessary for the performance of its obligations under this Agreement and the KSA Agreements;

6	Binding obligations: this Agreement has been duly executed and delivered by it and constitutes the legal, valid and binding obligation of it enforceable against it in accordance with its terms subject to general equitable principles and applicable bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally;

7	Non-conflict with other obligations: the entry by Centogene into and the execution (and, where appropriate, delivery) of this Agreement and the performance by Centogene of its obligations under this Agreement do not and will not, conflict with or constitute a breach or infringement by Centogene of (i) its articles of association and/or other constitutional documents; or (ii) any agreement, indenture, contract, mortgage, deed or other instrument to which it is a party or which is binding on it or any of its assets, where such conflict, breach, infringement or default may have a Material Adverse Effect on Centogene;

Execution Version of the KSA Receivables Transfer Agreement between Centogene GMBH and
Pharmaceutical Investment Company

8	Insolvency: no Insolvency Event with respect to it has occurred and is continuing and no insolvency proceedings in respect of it or its assets have been commenced or, to its knowledge, are pending or threatened against it. It shall not be subject to any insolvency event nor any insolvency proceedings in consequence of any sale of KSA Receivables or any other obligation or transaction contemplated in this Agreement;

9	Arm’s length transactions: it has entered into this Agreement in good faith for its benefit and on arm’s length commercial terms and no sale of KSA Receivables constitutes a transaction at an undervalue;

10	Anti-corruption and Anti-money laundering: it has not, nor has any director, officer, nor, so far as it is aware, any agent or employee of it nor has any person acting on its behalf engaged in any activity or conduct which would violate any applicable anti-corruption laws or any anti-money laundering laws or regulation or any other law dealing with the proceeds of crime and it has instituted and maintains policies designed to prevent violation of such anti-money laundering laws by it.

11	Financial Statements:

(a)	its most recently delivered audited financial statements (including the income statement and balance sheet) have been prepared on a basis consistently applied in accordance with the relevant accounting standards and present fairly its results for the relevant period and the state of its affairs as at the relevant accounting reference date;

(b)	the budgets and forecasts supplied under its most recently delivered audited financial statements were arrived at after careful consideration and have been prepared in good faith on the basis of recent historical information and on the basis of assumptions which were reasonable as at the date they were prepared and supplied; and

(c)	since the date of the most recent financial statements delivered, there has been no material adverse change in it business, assets or financial condition;

15.	No litigation: there is not one or more pending or threatened actions, investigations or proceedings to which it is a party before any court, governmental agency, arbitrator or arbitral tribunal in any jurisdiction, which if adversely decided may have a material adverse impact on its business;

16.	No judgment: there is not one or more judgments, decrees or orders of a court, arbitral body or agency which have been made against Centogene, where the aggregate amount of the judgments, decrees or orders of a court which if adversely decided may have a material adverse impact on its business; and

17.	No Material Adverse Effect: there has been no change in its business or operations which has had a Material Adverse Effect;

Execution Version of the KSA Receivables Transfer Agreement between Centogene GMBH and
Pharmaceutical Investment Company

18.	Information:

(a)	none of the written information furnished by it or on its behalf in connection with the transactions contemplated by this Agreement is inaccurate in any respect, or contains any misstatement of fact or, to its knowledge, omits to state a fact or any fact necessary to make the statements not misleading as at the date it was provided or as at the date it is stated to be given and it is not aware of any fact, information or circumstance the omission of which from that information would affect any assessment of the rights being acquired in relation to any KSA Receivable, the enforceability or collectability of any KSA Receivable or the transactions and arrangements contemplated hereby;

(b)	any factual information provided by it for the purposes of the due diligence was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated;

(c)	nothing has occurred or been omitted from the information provided for the purposes of the due diligence and no information has been given or withheld that would in either case cause the results of the due diligence be untrue or misleading in any material respect; and

(d)	all other written or oral information provided by it (including its advisers) in the context of the due diligence was true, complete and accurate in all material respects as at the date it was provided and is not misleading in any respect;

Execution Version of the KSA Receivables Transfer Agreement between Centogene GMBH and
Pharmaceutical Investment Company

Part 2

Representations and Warranties relating to the KSA Agreements and KSA Receivables

1.	Ownership of Receivables:

(a)	it owns and has at all times owned the entire interest in such KSA Receivable and the KSA Agreement under which it arises;

(b)	it has never permitted any encumbrance to be created over or to subsist in relation to such KSA Receivable and such KSA Agreement; and

(c)	it is entitled to sell and assign and it is selling and assigning the KSA Receivable to PIC free from any encumbrance;

2.	Transfer and good title: on the date any KSA Receivable is transferred, PIC will have full, marketable and unencumbered title in and to the KSA Receivable and its related KSA Agreement subject to any notice being given to the relevant KSA Obligor and, subject to giving such notice to that KSA Obligor, no further act, condition or thing shall be required to be done and, in particular, no acknowledgement by the KSA Obligor in connection with such assignment or assignation or holding in trust in order to enable the PIC to require payment of the KSA Receivable to itself, or to enforce any such right in court;

3.	Valid and binding: the KSA Agreement under which the KSA Receivable arises evidences the entire agreement between the relevant KSA Obligor in respect of the KSA Agreement and the KSA Receivable constitute legal, valid and binding obligations of the relevant KSA Obligor in accordance with the terms of the KSA Agreement, subject to general equitable principles and applicable bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally;

4.	Modifications to KSA Agreement and confidentiality: the KSA Agreement under which the KSA Receivable arises:

(a)	has not been extended, rewritten or otherwise modified for credit related reasons from its original terms other than any modifications for the purpose of protecting the interest of PIC; and

(b)	does not contain any confidentiality provisions which may prejudice the sale or enforceability or collectability of the KSA Receivable or the Related Rights or the creation or enforceability by PIC of a first priority security interest over it;

5.	No default or event of default:

(a)	it is not in default of any of its obligations in any material respect under any KSA Agreement;

(b)	all payments due by it to its distributor in KSA, Saudi Ajal or any other KSA Obligor are fully paid and settled;

(c)	no event of default is continuing or is reasonably likely to result from the entry into, the performance of any KSA Agreement; and

(d)	no other event or circumstance is outstanding which constitutes a contravention of, or default under, any law, statute, decree, rule, regulation, order, judgment, injunction, decree, resolution, determination or award by which it or any of its assets is bound or affected;

Execution Version of the KSA Receivables Transfer Agreement between Centogene GMBH and
Pharmaceutical Investment Company

6.	Information: all written information and statements of any kind in respect of the KSA Receivables (including any information or statements provided as evidence of or relating to the title in and to any KSA Receivable), supplied before or after the Closing Date by it is, when taken together, true, accurate, correct, complete and not misleading;

7.	Data protection: the disclosure of information relating to the KSA Obligor of each KSA Receivable as contemplated by, and for the purpose envisaged by, This Agreement is not contrary to any data protection laws;

8.	Misrepresentation, duress: the KSA Agreement under which the KSA Receivable arises was not entered into as a consequence of any conduct by it, its directors, officers, employees or agents, constituting fraud, fraudulent misrepresentation, negligent misrepresentation, duress or undue influence or, to the best of its knowledge and belief, innocent misrepresentation;

9.	Segregation of KSA Receivables: it maintains books or other records and IT systems in relation to the KSA Receivables clearly identifying each KSA Receivable as having been sold and transferred to PIC and clearly distinguishing and segregating such KSA Receivables from other KSA Receivables or Related Rights held or administered by it;

10.	No Adverse Selection of KSA Receivables: it shall ensure that there is no selection of KSA Receivables to be offered for sale and transfer to the PIC on a basis which is adverse to the interests of PIC;

11.	Records: it has or has caused to be maintained records relating to each KSA Receivable which are accurate and complete in all material respects and which are adequate so as to enable such KSA Receivable to be objectively identified and enforced by PIC in its own name and for its own account against the relevant KSA Obligor and such records are held by it or to its order;

12.	Electronic Records of Receivables: in respect of each KSA Receivable, the principal balance is the amount recorded in the electronic systems of Centogene by reference to the KSA Agreement ID and each KSA Receivable is transferred at face value;

13.	Withholding tax: no KSA Receivable or its Related Rights (or payment in respect of the same) is subject to any withholding or deduction on account of tax;

Execution Version of the KSA Receivables Transfer Agreement between Centogene GMBH and
Pharmaceutical Investment Company

14.	Revenue Recognition: it has adequately followed its revenue recognition and accounting policies with respect to the KSA Receivables in the period during which the KSA Receivable was accrued;

15.	Not non-performing: on the date any KSA Receivable is transferred, it is not an obligation which is non-performing when assessed in accordance with its contractual repayment terms.

Execution Version of the KSA Receivables Transfer Agreement between Centogene GMBH and
Pharmaceutical Investment Company

Part 3

Centogene Undertakings

General Undertakings

1.            Authorisations, approvals and consents: it shall:

(a)	obtain, make, take and keep in force or maintain all authorisations, approvals, consents, licences, exemptions, registrations, recordings, filings, or notarisations which are necessary for the performance of its function, duties and obligations under this Agreement and to ensure the validity, legality, or enforceability of its obligations under this Agreement and the rights of PIC under the this Agreement; and

(b)	perform its obligations under this Agreement in such a way as to not prejudice the continuation of any authorisation, approval, consent, licence, exemption, registration, recording, filing, or notarisation;

2.            Compliance with laws: it shall comply with:

(a)	its articles of incorporation, by-laws or other organisational or governing documents;

(b)	any law, treaty, rule or regulation, or determination of an arbitrator or a court or other governmental authority, in each case applicable to or binding upon it and it has in place a compliance framework appropriate for its size and complexity;

(c)	all provisions of any encumbrance issued by it or of any agreement, instrument or other undertaking to which it is a party or by which it is bound; and

(d)	the data protection laws;

3.            Change in business: it shall not make any material change in the character of its business;

Information Undertakings

4.	Delivery of Financial Statements: it shall deliver to PIC information relating to the financial condition of Centogene and NV, as soon as the same becomes available;

5.	Other Information: it shall ensure that any other information which it provides at any time to PIC in connection with this Agreement is true, complete and accurate in all material respects as of the date, if no date is specified, the date on which it is provided and no such document contains or shall contain any untrue statement of a fact or omits or shall omit to state a fact necessary in order to make the statements contained therein, in light of the circumstances under which they are made, not misleading in any material way, and shall not contain personal data unless specifically requested by PIC;

Execution Version of the KSA Receivables Transfer Agreement between Centogene GMBH and
Pharmaceutical Investment Company

Notice Undertakings

6.	Notice of Litigation: it shall promptly notify PICPIC if there is one or more pending or threatened actions, investigations or proceedings against it before any court, governmental agency, arbitrator or arbitral tribunal in any jurisdiction, which if adversely decided may have a material adverse impact on an Centogene’s business;

7.	Notice of termination event or event of default: it shall give notice to PIC of the occurrence of any termination event or event of default in connection with any KSA Agreement promptly after becoming aware of it;

Material Adverse Effect

8.            Material Adverse Effect: it shall:

(a)	not take any action, or intentionally omit to take any action available to it, if that action, or omission to that action, could reasonably be expected to result in a Material Adverse Effect; and

(b)	provide to PIC any notice which it receives that concerns any event, circumstance or series of events which could be reasonably expected to have a Material Adverse Effect;

Co-operation and Further Assurance Undertakings

9.	Compliance: until such time as all the liabilities of it and PIC under this Agreement have been discharged, it shall comply with the terms of this Agreement;

10.	Further Assurances: it shall as soon as reasonably practicable execute all such further documents, deeds, agreements, instruments, consents, notices or authorisations and do all such further acts and things (or procure the same) as may be necessary at any time or times (a) expected of a reasonably prudent creditor in administering and originating the KSA Receivables, and (b) in the reasonable opinion of PIC including following the occurrence of any Centogene’s termination event or event of default of a KSA Agreement to perfect or protect the interests of PIC and/or to give effect to this Agreement;

11.	Co-operation with PIC: it shall fully co-operate with PIC and provide it with such information and assistance as it shall reasonably require in order to keep all registers and make all returns required by law or by relevant regulatory authorities and it shall fully co-operate with of PIC and provide it with such information in relation to the KSA Receivables and the operation of this Agreement as it shall reasonably require;

12.	Interests of PIC: it shall take into account the interests of PIC under This Agreement when dealing with any KSA Obligor of any KSA Receivable and when exercising any administrative discretion under this Agreement;

Execution Version of the KSA Receivables Transfer Agreement between Centogene GMBH and
Pharmaceutical Investment Company

13.	Instructions: it shall comply with any reasonable direction, order and instruction which PIC may from time to time give to it arising from the matters contemplated by this Agreement, but only to the extent that compliance would not be unlawful or conflict with any provision of this agreement and in such circumstances, it shall promptly give notice thereof to PIC.

AML and Sanctions Undertakings

14.	Anti-Money Laundering: it shall conduct its operations and adopt and maintain policies and procedures designed to prevent violation of, and to monitor compliance with applicable anti-money laundering laws;

Receivables Undertakings

23.	Performance and compliance with KSA Agreements: it shall perform and comply with all material obligations and undertakings required to be observed by it under the KSA Agreement and under applicable laws related to the KSA Receivables (including, but not limited to, any duty to provide each PIC KSA Obligor all information, notices and copies of documents to which such PIC KSA Obligor is entitled);

24.	Amendment to KSA Agreements: it shall not make any amendment or modification of KSA Agreements unless made in accordance with PIC’s approval;

25.	Change in payment instructions to KSA Obligors: it shall not instruct any KSA Obligor to make payments in respect of the KSA Receivables to any account other than in accordance with the terms of this Agreement;

26.	Disclosure of information to KSA Obligors: it has, in relation to the KSA Receivables, disclosed all the information required to be disclosed to the KSA Obligors in accordance with applicable laws;

27.	Records: it shall:

(a)	maintain records relating to each KSA Receivable which are accurate and complete in all material respects and which are adequate so as to enable such KSA Receivable to be enforced by PIC in its own name and for its own account against the relevant PIC Obligor;

(b)	maintain adequate back-ups of such records in accordance with its usual administrative and operating procedures;

(c)	ensure that such records are held by it or to its order and comply with all reasonable instructions of PIC in relation to the records; and

(d)	notify PIC of (i) any change in the location of any office where the records are kept within two Business Days of becoming aware of such change; or (ii) any change in its administrative and operating procedures with respect to the records promptly following such change;

Execution Version of the KSA Receivables Transfer Agreement between Centogene GMBH and
Pharmaceutical Investment Company

Payment Undertakings

28.	Payment Directions: it shall direct all payments by KSA Obligors in respect of the KSA Receivables directly into the bank account notified by PIC;

29.	Incorrect Payments: it shall procure that, where any payment in respect of any KSA Receivable is made directly to it as Centogene, that it shall, within one Business Day of receipt, deposit that amount into the bank account notified by PIC and, until deposited, shall hold on trust for the benefit of PIC the amount of such payment;

Security Undertakings

Encumbrances: it shall not allow any encumbrance to arise or take any action which would result in the sale or assignment of the KSA Receivables or the PIC KSA Agreements or take any action which would result in any interest in any KSA Receivables, PIC KSA Agreements, Collections, Related Rights, being conferred on any other person.

Execution Version of the KSA Receivables Transfer Agreement between Centogene GMBH and
Pharmaceutical Investment Company

SIGNATURES

IN WITNESS of which this Agreement has been signed by the duly authorised representatives of the parties to it on the date appearing on page 1.

Signed for and on behalf of
CENTOGENE GMBH

By:
Name: Miguel Coego
Title: Chief Financial Officer, Legal, & IT

By:
Name: Peter Bauer
Title: Chief Medical and Genomic Officer

Signature Page to the KSA Receivables Transfer Agreement

Signed for and on behalf of
PHARMACEUTICAL INVESTMENT COMPANY

By:
Name: Ibrahim Aljuffali
Title: Chairman of the Board
Date:

Signature Page to the KSA Receivables Transfer Agreement